

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Via E-mail
Richard Schaeffer, Executive Chairman
Liquid Holdings Group, LLC
800 Third Avenue, 39th Floor
New York, NY 10022

Re: Liquid Holdings Group, LLC
Confidential Draft Registration Statement on Form S-1
Submitted December 11, 2012
CIK No. 0001562594

Dear Mr. Schaeffer:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that

the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website.

4.   Please provide us with an analysis as to whether the proposed offering involves a "roll-up transaction" as defined under Item 901(c)(1) of Regulation S-K. If so, please ensure that you have included all the applicable disclosures required by Items 901 through 915 of Regulation S-K. Alternatively, tell us which exemption you are relying upon under Item 901(c)(2), and provide reasonably detailed support for your conclusion of its availability.

5.   Throughout the body of the prospectus, you frequently use common unit amounts. Please also express those equity interests in common stock amounts, to reflect the effect of the reorganization and provide data that are more readily comparable.

Registration Statement Facing Page

6.   We note your facing page indicates that you are a non-accelerated filer. In correspondence provided with your initial filing, please provide your computation of the "public float", calculated in accordance with paragraph (2) of the definition of "smaller reporting company" contained in Rule 405.

Prospectus Summary, page 1

7.   Please disclose prominently in the summary that the company was formed on January 17, 2012, began operations on April 24, 2012 and is a development stage company. State the dollar amount of revenues from SaaS transactions that you have recognized through the most recent financial statement period covered in your revised filing. Also, disclose that your directors and principal stockholders will continue to have substantial control over the company after the offering and consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

8.   Here and elsewhere such as on pages 11 and 12, you include product performance claims and statements regarding economic benefits of your recently-introduced software to your customers. For example, you state that "our platform offers superior performance compared to legacy approaches and can significantly reduce the total cost of ownership for our customers." Provide reasonably detailed supplemental support for these and similar claims regarding the superior performance of your software or the economic benefits the software provides to customers, compared to competitors.

Our Formation Transactions, page 4

9.   Please remove the bulleted information on page 4 or provide more information that explains the importance of this information to investors. Also, given the number of entities involved in your formation, please consider including in this section charts that illustrate your corporate structure at the time of the next submission and upon the completion of this offering. Show percentages of ownership by principal holders of the parent-issuer, percentage ownership of entities in the corporate group, and include brief descriptions of the activities of each significant subsidiary.

10.   In the explanatory note and as applicable in the prospectus, please clarify when the change of organizational form and name change will occur in relation to the effective date of the filing. Also, tell us whether the corporate entity will file a pre-effective amendment.

11.   On page 5 you refer to Liquid Partners LLC as your "exclusive technology client". Briefly explain the nature of this arrangement and include a cross-reference to the portion of the body of the prospectus where you discuss the material rights and obligations of the parties under the exclusive arrangement you reference. On page 51 or in another location, discuss the strategy you are pursuing in marketing your products though this channel.

12.   On page 7 you present the number of shares to be outstanding, assuming the exercise of the entire over-allotment option by the underwriter. Please also present the number of shares to be outstanding in the event the over-allotment is not exercised. In this respect, the shares issued in connection with the Fundsolve acquisition will vary with the offering size and affect the number of post-offering shares. With a view to disclosure in appropriate sections of the filing, please describe the range of potential outcomes resulting from this arrangement.

Risk Factors

We rely on revenue from license fees and subscription…, page 16

13.   Please tell us the amount of revenue you have recognized from license fees, subscriptions, support, and maintenance contracts. In this regard, it appears that all revenue to date is attributable to commissions and fees from your broker-dealer operations.

Market, Industry and Other Data, page 34

14.   We note the statements in this section that your internal data and estimates are based upon information from trade and business organizations that "has not been verified by any independent sources" and that you have "not independently verified any third party information." Market data included in your registration statement must be based on

reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Use of Proceeds, page 35

15.   Revise to disclose, to the extent known, the approximate dollar amount of net proceeds you expect to allocate to each of the uses identified in this section. Refer to Item 504 of Regulation S-K.

16.   Please clarify whether there are there are any current arrangements regarding probable acquisitions in which proceeds of the offering would be used.   You currently disclaim the existence of definitive agreements or commitments.

Pro Forma Financial Statements, page 42

17.   Revise to include the word "Unaudited" in the title of this section.

18.   Revise to present each adjustment on a gross basis so that it may be identified in the corresponding explanatory note.

19.   Explain the basis for recognizing significant intangible assets and goodwill for the acquisitions of LTI, LLC ("LTI") and Green Mountain Analytics, LLC ("GMA"). Describe the underlying reasons that necessitate the recording of goodwill in both of these entities. Compare and contrast these reasons with the historical performance of these entities as presented in their historical financial statements.

20.   In addition, describe the assumptions used to determine the fair value of the intangible assets acquired from GMA. We note that you disclose that these assets are not being amortized because they have not generated any revenue. In this regard, provide a detailed analysis that supports the assumptions utilized in your determination of fair value.

21.   Explain why the contingent consideration payable to the former shareholders of Fundsolve is being eliminated as an intercompany payable and receivable in adjustment (E).

Management's Discussion and Analysis of financial condition and Results of Operations

Financial Overview, page 52

22.   Please consider expanding this section to identify the factors or metrics that your executives focus on in evaluating the company's financial condition and operating performance. Also, consider expanding this section to discuss the material opportunities, challenges and risks on which the company's executives are most focused for both the

short and long term, such as your plans to expand into Asia, as discussed in the risk factor on page 25. Refer to Section III.A of SEC Release 33-8350.

Gain on Settlement of Contingency Consideration Payable, page 54

23.   Please provide analysis supporting your computation of the gain and explain the reason for the acceleration of the share issuance related to the Centurion acquisition.

Results of Operations, page 55

24.   In discussing your results of operations, liquidity and capital resources we note that you use the word "primarily." For example, in describing revenues you state that you were primarily engaged in start- up operations during the period and that revenues were generated primarily through commissions related to your broker assisted over-the-counter agency transactions. Based on your disclosures elsewhere in the filing, it appears that revenue was generated only through commissions. Please avoid such generalizations in future filings and revise to quantify the impact each factor had on a trend.

Regulatory Capital, page 58

25.   Revise to summarize the net capital requirements for each of your regulated entities separately and disclose the amounts of regulatory capital each entity possessed at the end of each period presented.

Critical Accounting Policies

Share Based Compensation, page 62

26.   When known, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for the common stock to be issued as part of this offering.

27.   Explain the difference between your Class A Common Non-Dilutive Units and your Common Units and the impact, if any, on the valuation of the units issued for your various formation transactions and acquisitions. In addition, describe how you accounted for each of the equity grants disclosed on page F-31.

28.   It appears that you obtained retrospective valuations of your common units as of October 31, 2012.   Tell us whether these valuations were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise this section to disclose the following information related to the issuances of your Class A Common Non-Dilutive Units and your Common Units as compensation:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying units and instruments granted;

- Discuss the significant factors contributing to the difference in the fair value at each date on which units were issued or share based compensation was issued. For example, we note significant variation in the "amount per unit" on F-6. Your response should address each of these issuances and additional issuances that have occurred subsequent to the balance sheet date. This information should be updated in each future filing to include all issuances as of the date of each filing. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying units up to the filing of the registration statement. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying units as of the most recent valuation date and the midpoint of your IPO offering range.

29. Please consider providing, here and in your footnotes, a summary of each issuance of units, including the type, number and fair value that occurred in the 12 months prior to the date of the most recent balance sheet included in the filing.

Business, page 63

30. As of October 31, 2012 you had 38 customers, consisting of various hedge funds, primarily in the United States. Please expand the Business section to describe more fully the nature of the arrangements with typical customers or to describe the variations of the arrangements with your customers, as material.

Customers, page 69

31. We note that as of October 31, 2012 you had 38 small to mid-sized hedge fund customers "primarily" located in the United States. Revise to state the percentage of revenue from inside and outside the United States.

32. Throughout your filing you refer to Liquid Trading International as a customer of your platform. Please disclose whether you have recorded revenue from this customer. If not, please explain the reason for your multiple references to this entity as a customer.

Regulation, page 71

33. Please provide a more robust description of the "passive communication technology" you provide so that your customers may communicate with other brokers and clearing firms through your platform. Please explain how it is that you "do not conduct [y]our technology business in or through [y]our broker-dealers." In this regard, please describe

in your filing how your technology is not involved in trading if trading is one element of your seamless integrated platform offering.

Management, page 78

34.   For Messrs. Ferdinand, Davy, Feigeles, Keller and Suskind, please ensure that you clearly disclose each individual's business experience for at least the past five years, including the names and principal businesses of any corporations or other organizations at which they worked and the dates of such employment. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 85

35.   Please revise to update your Item 402 disclosure for your most recently completed fiscal year end.

36.   On page 83 you state that you expect that non-employee directors will receive compensation that is commensurate with the compensation offered to directors of companies similar to yours. Expand to provide quantitative and quantitative information regarding the companies you believe are similar and the non-employee director compensation you expect to provide. Explain the characteristics of the companies you deem similar for this purpose.

Compensation Committee Interlocks and Insider Participation, page 84

37.   To the extent that members of your board of directors engaged in transactions during your last completed fiscal year that are within the ambit of paragraph (a) of Item 404 of Regulation S-K, provide the required disclosure regarding those transactions in this section. Refer to Item 407(e)(4) (i)(C) of Regulation S-K.

Certain Relationships and Related Parties

Formation Transactions, page 93

38.   You state that the fair values of certain entities were based on an independent valuation. Please describe what consideration you have given to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

Index to Financial Statements, page F-1

39.   It appears that you have excluded interim financial statements for periods subsequent to December 31, 2011 for certain entities acquired or to be acquired. Please provide all interim financial statements required by Rule 8-04(c)(1) of Regulation S-X in your next

amendment or tell us why such financial statements are not required. We will defer our review if the required financial statements are not included in your next amendment.

Liquid Holdings Group, LLC and Subsidiaries

40.   Update the financial statements pursuant to Rule 8-02 of Regulation S-X.

Consolidated Balance Sheet, page F-4

41.   Revise to clearly label related party balances as due from or due to a related party.

Consolidated Statement of Cash Flows, page F-9

42.   Please review the categorization of your investing and financing cash flow line items and tell us how you determined that loans and advances to Liquid Trading International LLP should be classified as a financing activity.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-10

43.   Please provide an analysis that identifies each entity acquired or contributed, its former names, the ownership percentages held by each owner both prior to and after its acquisition or contribution. Please discuss how you considered these ownership percentages in determining how to account for each acquisition or contribution.

Securities Transactions, page F-12

44.   Please explain why you present these balances within your balance sheet. That is, explain whether the cash deposits are held in your name or held within a trust account.

Liquid Predecessor Companies, page F-32

45.   Financial statements of the predecessor companies should be provided through the date of their acquisition. In this regard, ensure that the predecessor financial statements comply with Rules 8-02 and 8-03 of Regulation S-X. We will defer any further review if the required financial statements are not included in the next amendment.

46.   Explain why you do not provide any predecessor financial statements for the year ended December 31, 2010. Confirm that none of the predecessor entities were in existence during that period.

Notes to Combined Financial Statements

Note 1.

47.   We note that the financial statements of the Predecessor Companies are presented on a combined, rather than consolidated basis, as they were determined to be under common control from the earliest date presented. Please outline the basis for your conclusion that the entities identified were under common control. Clearly set forth for each entity, its name and identify all owners, their voting interests and how such interests were acquired.

48.   There appears to be a high degree of common ownership between many of the entities included in your filing. Please explain your basis for identifying each entity as part of your predecessor group. Further, explain why GMA is not a predecessor since it has significant operations in comparison to the other entities included in this filing.

Note 4. Business Combinations and Acquisitions, page F-18

49.   Please describe, in reasonable detail, the process used to identify and value the intangible assets acquired in the Centurion transaction. Compare and contrast the assumptions and projections used in your valuation to the historical results as presented in the audited financial statements of this entity beginning on page F-63. As part of your response, explain to us the assumptions relied upon in determining the total purchase price of $13.6 million and the reasons for allocating such a significant portion of the purchase price to goodwill.

Item 16. Exhibits and Financial statement Schedules, page II-3

50.   Please file as an exhibit the promissory note between you and Liquid Trading International. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures, page II-5

51.   Please confirm that when you publicly file the registration statement, you will include the signature of your chief accounting officer or controller. Refer to Instructions 1 and 2 to Signatures of Form S-1.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Glenn R. Pollner, Esq.
        Gibson, Dunn & Crutcher LLP